

LookyLoo Ventures, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LookyLoo Ventures, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 4, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	75,453	13,017
Total Current Assets	75,453	13,017
TOTAL ASSETS	75,453	13,017
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	188	-
Shareholder Loan	9,000	6,000
Total Current Liabilities	9,188	6,000
Long-term Liabilities		
Future Equity Obligations (SAFE Notes), net of Offering Costs	193,874	-
Total Long-Term Liabilities	193,874	-
TOTAL LIABILITIES	203,062	6,000
EQUITY		
Common Stock	1,250	1,250
Additional Paid in Capital	108,750	108,750
Accumulated Deficit	(237,608)	(102,983)
Total Equity	(127,608)	7,017
TOTAL LIABILITIES AND EQUITY	75,453	13,017

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	9,013	1,000
General and Administrative	17,606	3,892
Research and Development	49,155	44,367
Software License	58,152	-
Total Operating Expenses	133,926	49,259
Operating Income (loss)	(133,926)	(49,259)
Other Income		
Interest Income	-	302
Other	-	-
Total Other Income	-	302
Other Expense		
Interest Expense	-	-
Other	700	-
Total Other Expense	700	-
Earnings Before Income Taxes	(134,625)	(48,957)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(134,625)	(48,957)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(134,625)	(48,957)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	188	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	188	-
Net Cash provided by (used in) Operating Activities	(134,438)	(48,957)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	15,000
Shareholder Loan	3,000	6,000
Future Equity Obligations (SAFE Notes)	193,874	-
Net Cash provided by (used in) Financing Activities	196,874	21,000
Cash at the beginning of period	13,017	40,974
Net Cash increase (decrease) for period	62,436	(27,957)
Cash at end of period	75,453	13,017

Statement of Changes in Shareholder Equity

	Common Stock				Total
	# of Shares	**$ Amount**	**APIC**	**Accumulated Deficit**	**Shareholder Equity**
Beginning Balance at 1/1/2022	500,000	500	94,500	(54,026)	40,974
Issuance of Common Stock	750,000	750	-	-	750
Additional Paid in Capital	-	-	14,250	-	14,250
Net Income (Loss)	-	-	-	(48,957)	(48,957)
Ending Balance 12/31/2022	1,250,000	1,250	108,750	(102,983)	7,017
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(134,625)	(134,625)
Ending Balance 12/31/2023	1,250,000	1,250	108,750	(237,608)	(127,608)

LookyLoo Ventures, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LookyLoo Ventures, Inc. ("the Company") was formed in Delaware on March 26th, 2021. The Company plans to earn revenue through a combination of advertising, subscriptions, sponsorships, and lead generation. The Company's platform helps consumers find, filter and choose their next city to live in. This is done through data, narrative, consumer reviews, and tools for managing a move. The Company's subscribers can be global but at present, the cities on which the site focuses are all U.S. based. The Company's headquarters are in San Francisco, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2020.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of December 31, 2023 and 2022, the Company had an outstanding loan payable in the respective principal balances of $9,000 and $6,000 owed to its founder for operating expenses paid on the Company's behalf. This loan bears no interest rate, no security interest, and is due upon demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Software License – Starting in May 2023, the Company paid a monthly fee granting it access to a platform as a component in delivery of the "lookyLOO" system. In October 2023, the Company entered into a Software Licensing Agreement to continue its access to this platform and software that offers data feeds, human text entry, and image/video uploads. This agreement calls for a monthly fee of $10,000 to be paid over the course of 4 years, commencing in October 2023 and terminating in September 2027. As of December 31, 2023, the Company has incurred total software license fees of $58,152. Future minimum payments are provided below:

Year Ending December 31,	Payment
2024	120,000
2025	120,000
2026	120,000
2027	80,000
2028	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2023, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the SAFE Purchase Price divided by either (i) the SAFE Purchase Price, or (ii) the price-per-share of the Preferred Stock sold during the financing event multiplied by a discount rate of 80%, whichever calculation results in a greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) SAFE Purchase Price, and (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained from dividing the (x) Valuation Cap by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, if the Company pays dividends on outstanding shares of Common Stock, other than dividends payable in shares of Common Stock, then the investor is entitled to receive an amount equal to the declared dividend multiplied by the quotient of (x) the SAFE Purchase Price divided by (y) the price-per-share equal to the Valuation Cap divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of December 31, 2023, and each agreement is subject to a Valuation Cap of $9M.

Please see "Note 3" regarding a loan owed to the Company's founder.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Shareholder Loans	9,000	N/A	Upon Demand	9,000	-	9,000	-	6,000	-	6,000	-
SAFE Notes	193,874	N/A	N/A	-	193,874	193,874	-	-	-	-	-
Total				**9,000**	**193,874**	**202,874**	**-**	**6,000**	**-**	**6,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2023	9,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE Notes mature during a qualified financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.001 per share. A total of 1,250,000 shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 4, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.